EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 8, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F__

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Santander Central Hispano

MAJOR EVENT

SANTANDER CENTRAL HISPANO NAMES FRANCISCO GOMEZ ROLDAN AS A GENERAL MANAGER

Madrid, March 6th 2002. Santander Central Hispano today approved the appointment of Francisco Gonzalez Roldan as General Manager responsible of the Financial Division of the Group and member of the Executive Committee.

Gomez Roldan´s appointment was proposed by Alfredo Saenz, the Managing Director of Santander Central Hispano.

Jose Luis del Valle will continue in the Financial Division as deputy to the new Division Head, while maintaining his membership of the Management Committee.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

Santander Central Hispano

MAJOR EVENT

Banco Santander Central Hispano, S.A. hereby notifies the resolution adopted on February 13th 2002 by the Board of Directors of BCH International-Puerto Rico, Inc. (formerly, "Central Hispano International, Inc.") to redeem in advance all of the "A" Series preference shares issued by such institution, amounting to 69 million U.S. dollars.

BCH International-Puerto Rico, Inc. is a company incorporated under the laws of Puerto Rico.

The redemption of the issuance will be carried out on March 28th 2002.

The Bank of Spain, within its sphere of competence regarding the supervision of the solvency of credit institutions, has authorised the aforementioned redemption.

Madrid, March 7th 2002

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: March 8, 2002

By: ______________________
Name: *Antonio Aparicio*
Title: Senior Vice President